SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             MEDIS TECHNOLOGIES LTD.
         (Name of Subject Company (issuer) and Filing Person (offeror))

          WARRANTS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   58500P 10 7
                (CUSIP Number of Class of Underlying Securities)

                                ROBERT K. LIFTON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             MEDIS TECHNOLOGIES LTD.
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 935-8484
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              IRA I. ROXLAND, ESQ.
                              STEPHEN E. FOX, ESQ.
                        SONNENSCHEIN NATH & ROSENTHAL LLP
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 768-6700

                            CALCULATION OF FILING FEE

-----------------------------------          -----------------------------------
     TRANSACTION VALUATION(1)                      AMOUNT OF FILING FEE(2)
-----------------------------------          -----------------------------------
            $10,042,367                                     $813
-----------------------------------          -----------------------------------
----------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that loyalty program warrants to purchase an aggregate of 848,000 shares of common stock of Medis Technologies Ltd. having an aggregate value of $6,285,727 will be exchanged pursuant to this offer. The aggregate value of such loyalty program warrants was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes the aggregate cash exercise price of $3,756,640 if all of the new warrants are exercised.

(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

[ ]  Check  the  box if any  part of the   fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable

Form or Registration No.:  Not applicable

Filing Party:  Not applicable

Date Filed:  Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "Summary of Terms" in the Offer to Exchange and Exercise, dated September 3, 2003 (the "Offer to Exchange and Exercise"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Medis Technologies Ltd., a Delaware corporation (the "Company"), and the address of its principal executive offices is 805 Third Avenue, New York, New York 10022. The telephone number of its principal executive offices is (212) 935-8484.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to the holders of currently outstanding warrants pursuant to the Company's 2002 shareholder loyalty program (the "Loyalty Program Warrants") the opportunity to exchange their Loyalty Program Warrants for a corresponding number of new warrants exercisable at $4.43 per share (the "New Warrants"), upon the terms and subject to the conditions described in the Offer to Exchange and Exercise and the related Election Form attached hereto as Exhibit (a)(2).

         As of August 29, 2003, there were outstanding Loyalty Program Warrants to purchase approximately 848,000 shares of the Company's common stock, par value $.01 per share, all of which are eligible for exchange pursuant to the Offer.

         The  information set forth in  the Offer to Exchange and Exercise under
Section 2 ("Eligibility") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference. No trading market exists for the Loyalty Program Warrants or New Warrants.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The Company is also the filing person.  The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange and Exercise under Section 10 ("Information Concerning Medis") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Loyalty Program Warrants and our Common Stock") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer"), Section 2 ("Eligibility"), Section 3 ("Exchange of Loyalty Program Warrants for New Warrants; Exercise of New Warrants"), Section 4 ("Procedures for Tendering Loyalty Program Warrants and Exercise of Corresponding New Warrants"), Section 5 ("Acceptance of Loyalty Program Warrants and Issuance of Shares and One-Year Warrants"), Section 6 ("Extension of Offer; Termination; Amendment"), Section 9 ("Source and Amount of Consideration; Description of Warrants") and Section 14 ("Material United Stated Federal Income Tax Consequences") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exercise under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Loyalty Program Warrants and our Common Stock") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in the Offer to Exercise under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Loyalty Program Warrants and our Common Stock") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the Offer to Exercise under Section 1 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Loyalty Program Warrants and Issuance of Shares and One-Year Warrants") and Section 9 ("Source and Amount of Consideration; Description of Warrants") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Medis") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exercise under Section 9 ("Source and Amount of Consideration; Description of Warrants") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exercise under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Loyalty Program Warrants and our Common Stock") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exercise under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Loyalty Program Warrants and our Common Stock") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

     (a) The information set forth (i) in the Offer to Exercise under Section 10 ("Information Concerning Medis") and Section 15 ("Additional Information"), (ii) on pages 41 through 79 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission (the "SEC") on March 27, 2003, (iii) on pages 1 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 14, 2003 and (iv) on pages 1 through 8 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the SEC on August 7, 2003, is incorporated herein by reference, and is available over the internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting the Company at (212) 935-8484.

     (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exercise under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Loyalty Program Warrants and our Common Stock") and Section 12 ("Legal Matters; Regulatory Approval") is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12.  EXHIBITS.
(a)(1)         Offer to Exchange and Exercise, dated September 3, 2003

(a)(2)         Form of Election Form

(a)(3)         Form of Withdrawal Form

(a)(4)         Instructions to Election Form and Withdrawal Form

(a)(5)         Form of New Warrant

(a)(6)         Form of One-Year Warrant (Incorporated by reference to the Company's Registration Statement on
               Form S-3, as amended, filed with the SEC (Registration No. 333-107801))

(a)(7)         The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 27, 2003 (Incorporated by Reference)

(a)(8)         The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the SEC on May 14, 2003 (Incorporated by Reference)

(a)(9)         The Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the
               SEC on August 7, 2003(Incorporated by Reference)

(a)(10)        Prospectus dated September 3, 2003, filed with the SEC (Incorporated by Reference)

(b)            Not applicable

(d)(1)         Form of Loyalty Program Warrant (Incorporated by Reference to exhibit 4.3 of the Company's
               Registration Statement on Form S-1, as amended, filed with the SEC (Registration No.
               333-73276))

(d)(2)         Loan Agreement, dated as of December 29, 2000 between Fleet National Bank, as the lender, and
               Medis Technologies Ltd., as the borrower (Incorporated by Reference to exhibit 10.5 of the
               Company's Annual Report on Form 10-K for the year ended December 30, 2000)

(g)            Not applicable

(h)            Not applicable

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MEDIS TECHNOLOGIES LTD.



                                    By:    /S/ ROBERT K. LIFTON
                                           ------------------------------------
                                    Name:  Robert K. Lifton
                                    Title: Chairman and Chief Executive Officer
Date:  September 3, 2003

                                INDEX TO EXHIBITS
(a)(1)         Offer to Exchange and Exercise, dated September 3, 2003

(a)(2)         Form of Election Form

(a)(3)         Form of Withdrawal Form

(a)(4)         Instructions to Election Form and Withdrawal Form

(a)(5)         Form of New Warrant

(a)(6)         Form of One-Year Warrant (Incorporated by reference to the Company's Registration Statement on
               Form S-3, as amended, filed with the SEC (Registration No. 333-107801))

(a)(7)         The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 27, 2003 (Incorporated by Reference)

(a)(8)         The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the SEC on May 14, 2003 (Incorporated by Reference)

(a)(9)         The Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the
               SEC on August 7, 2003(Incorporated by Reference)

(a)(10)        Prospectus dated September 3, 2003, filed with the SEC (Incorporated by Reference)

(b)            Not applicable

(d)(1)         Form of Loyalty Program Warrant (Incorporated by Reference to exhibit 4.3 of the Company's
               Registration Statement on Form S-1, as amended, filed with the SEC (Registration No.
               333-73276))

(d)(2)         Loan Agreement, dated as of December 29, 2000 between Fleet National Bank, as the lender, and
               Medis Technologies Ltd., as the borrower (Incorporated by Reference to exhibit 10.5 of the
               Company's Annual Report on Form 10-K for the year ended December 30, 2000)

(g)            Not applicable

(h)            Not applicable